UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Windtree Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

97382D204
(CUSIP Number)

Lee Siu Fong

LPH II Investments Limited

1/F, Building 20E, Phase 3

Hong Kong Science Park, Shatin, Hong Kong

+852 2314-1282

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21st, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	97382D204

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LPH II Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,393,491 (1) (2)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,393,491 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,393,491 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2% (1) (2)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	See Item 3 below.

(2)	Calculations are based upon approximately 33,110,039 shares of Common Stock of the Issuer outstanding as of December 21, 2018, as reported by the Issuer to the Filing Person. Assumes the conversion of all Series C Warrants (into 135,417 shares of Common Stock), Series F Warrants (into 307,859 shares of Common Stock) and Series G Warrants (into 597,610 shares of Common Stock) directly beneficially owned by the Reporting Person regardless of whether they are convertible or exercisable within 60 days.

This Amendment No. 1 (the “Amendment”) amends the statement on Schedule 13D originally filed by LPH II Investments Limited, a company incorporated in the Cayman Islands with limited liability (“LPH II”), as the Reporting Person on April 6, 2018 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 is hereby amended by replacing the second paragraph with the following:

The Series C Warrants may be exercised at any time beginning six months after the date of issuance and through the seventh anniversary of the date of issuance. The exercise of the Series C Warrants is subject to the “Beneficial Ownership Limitation” which is initially set at 9.99% and can be increased or decreased by the Reporting Person, provided that any such change in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Issuer.

Effective December 21, 2018, the Issuer entered into a Securities Purchase Agreement (the “SPA”) and a Registration Rights Agreement (“Registration Rights Agreement”) with select institutional investors (“Investors”) (the “Financing”), whereby the Reporting Person converted $6.0 millions of existing debt obligations in the Financing on the same terms as the Investors. In connection with the Financing, the Issuer issued and the Reporting Person received (i) 1,810,938 shares of Common Stock, (ii) 307,859 Series F Warrants (“Series F Warrants”) to purchase an aggregate of 307,859 shares of Common Stock, at an exercise price equal to $3.68 per share and (iii) 597,610 Series G Warrants (the “Series G Warrants” and with the Series F Warrants, the “Financing Warrants”) to purchase an aggregate of 597,610 shares of Common Stock, at an exercise price equal to $4.05 per share. The Series F Warrants may be exercised after the date of issuance and through the 18-month anniversary of the date of issuance and the Series G Warrants may be exercised through the 5-year anniversary of the date of issuance. The Financing Warrants may not be exercised to the extent that the holder thereof would, following such exercise or conversion, beneficially own more than 9.99% (or other percent as designated by each holder) of the Company’s outstanding shares of Common Stock.

Due to the influencing of control effect resulting from the consummation of the transactions pursuant to the Common Stock and Warrant SPA and the SPA, regardless of whether the Series C Warrants and the Financing Warrants (together, the “Derivative Shares”) are currently exercisable, the beneficial ownership of the Derivative Shares is included in the calculation of the beneficial ownership percentage of the Reporting Person reported in this Schedule 13D in accordance with Rule 13d-3(d)(1).

Item 4.	Purpose of Transaction Item 4 is hereby amended and restated in its entirety as follows:

Lee’s believes that the Issuer’s Common Stock is an attractive strategic investment that fits into their goals to globalize their business, strengthen their position in critical neonatal care, and further expand the reach of their acute pulmonary care portfolio. Through the acquisition of 541,667 shares of Common Stock and 135, 417 Series C Warrants pursuant to the terms of the Common Stock and Warrant SPA on April 4, 2018, and the acquisition of 1,810,938 shares of Common Stock, 307,859 Series F Warrants, and 597,601 Series G Warrants pursuant to the terms of the SPA, the Reporting Person now beneficially own 10.2% of the Common Stock outstanding, assuming the exercise of all Series C Warrants, Series F Warrants, and Series G Warrants beneficially owned by the Reporting Person regardless of the 9.99% Beneficial Ownership Limitation.

The Issuer is principally engaged in clinical-stage biotechnology business focused on developing aerosolised KL4 surfactant therapies for respiratory diseases and other potential applications. Lee’s is of the view that the Financing provides synergetic effects to the Issuer and its wholly owned subsidiaries (together, the “Issuer Group”) by leveraging on the expertise of the Investors in respect of provision and management of drug developing business, which will benefit and complement the growth of the Issuer Group and will enable the Issuer Group to raise capital needed to fund continued development of its pipeline products. In addition, Lee’s is of the view that the Financing represents an opportunity to enhance the working capital and broaden the capital base of the Issuer Group and is beneficial to Lee’s and its subsidiaries.

Lee’s and its subsidiaries intend to continue to hold the Common Stock for long-term investment purpose. Nevertheless, depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, Reporting Person may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions, including through any trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Person may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of shares of Common Stock.

Item 5.	Interest in Securities of the Issuer Item 5 is hereby amended and restated in its entirety as follows:

(a) The beneficial ownership percentage for the Reporting Person described in this Schedule 13D is based on (i)541,667 shares of Common Stock acquired directly by the Reporting Person in connection with the Common Stock and Warrant SPA, (ii) 135,417 Series C Warrants exercisable into 135,417 shares Common Stock acquired directly by the Reporting Person in connection with the Common Stock and Warrant SPA, (iii) 1,810,938 shares of Common Stock received directly by the Reporting Person through the conversion of $6 millions of existing debt obligations in connection with the Financing, (iv) 307,859 Series F Warrants exercisable into 307,859 shares of Common Stock acquired directly by the Reporting Person in connection with the Financing, and (v) 597,610 Series G Warrants exercisable into 597,610 shares of Common Stock acquired directly by the Reporting Person in connection with the Financing. The Reporting Person’s ownership constitutes approximately 10.2% of the Common Stock outstanding based on approximately 33,110,039 shares of Common Stock outstanding as of December 21, 2018, as reported by the Issuer to the Reporting Person, assuming the exercise of all Series C Warrants, Series F Warrants, and Series G Warrants beneficially owned by the Reporting Person regardless of the 9.99% Beneficial Ownership Limitation.

(b) The Reporting Person directly holds, and has voting and dispositive power over, the 541,667 shares of Common Stock acquired by it in connection with the Common Stock and Warrant SPA and the 1,810,938 shares of Common Stock acquired by it in connection with the Financing. Additionally, the Reporting Person directly holds, and has dispositive power over, the 135,417 Series C Warrants, the 307,859 Series F Warrants, and the 597,610 Series G Warrants.

(c) Except as described above, the Reporting Person have not engaged in any transaction with respect to the Common Stock during the past sixty days.

(d) No person other than the Reporting Person is known to such Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock as reported by such Reporting Person in this Amendment No. 1 to Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and restated in its entirety as follows:

The descriptions in Item 3 and Item 4 of this Schedule 13D are incorporated herein by reference.

In connection with the Common Stock and Warrant SPA, the Issuer entered into a Registration Rights Agreement, dated as of March 30, 2018, with the Reporting Person (the “Series C Warrant Registration Rights Agreement”), pursuant to which the Issuer is obligated to file, within 90 days from March 30, 2018, an initial resale registration statement with the Securities and Exchange Commission (the “Commission”) to register for subsequent resale the Common Stock and the Series C Warrant Shares. The Issuer is required to seek registration of 25% of the Common Stock and Series C Warrant Shares on such initial resale registration statement. From time to time, following the 180th day from March 30, 2018, the Reporting Person or a majority of the holders of the Common Stock and Series C Warrant Shares may require the Issuer to file additional registration statement(s) to register the resale of the balance of the Common Stock and Series C Warrant Shares, subject to certain limitations.

The description of the Common Stock and Warrant SPA, the Series C Warrant Registration Rights Agreements, the SPA, the Registration Right Agreement, the Series F Warrants and the Series G Warrants do not purport to be complete and is qualified in its entirety by reference to the full text of such agreements as filed with the Securities and Exchange Commission as follows:

(1)	Securities Purchase Agreement, attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 4, 2018;

(2)	Registration Rights Agreement, attached as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 4, 2018;

(3)	Securities Purchase Agreement, attached as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 21, 2018;

(4)	Registration Rights Agreement, attached as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 21, 2018;

(5)	Form of Series F Warrant, attached as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 21, 2018; and

(6)	Form of Series G Warrant, attached as Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 21, 2018.

Item 7.	Material to Be Filed as Exhibits Item 7 is hereby amended by adding the following after Exhibit 7.02:

Exhibit 7.03	Securities Purchase Agreement dated as of December 21, 2018 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 21, 2018).

Exhibit 7.04	Registration Rights Agreement dated as of December 21, 2018 (Incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 21, 2018).

Exhibit 7.05	Form of Series F Warrant (Incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 21, 2018).

Exhibit 7.06	Form of Series G Warrant (Incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 21, 2018).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated December 31, 2018

LPH II Investments Limited

By:	/s/ Lee Siu Fong
Name:	Lee Siu Fong
Title:	Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE I

SCHEDULE I is hereby amended and restated in its entirety as follows:

Information with Respect to

Executive Officers and Directors of the Undersigned

The following sets forth as to each of the executive officers (if any) and directors of the undersigned: his/her name; his/her business address; his/her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is: LPH II Investments Limited, the business address of each of which is: 1/F, Building 20E, Phase 3 Hong Kong Science Park, Shatin, Hong Kong.

To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

LPH II Investments Limited

Directors:

Name	Principle Employment, Title, Address of Employer	Citizenship
Ms. Lee Siu Fong	Chairman	Hong Kong
Ms. Leelalertsuphakun Wanee	Managing Director	Hong Kong
Dr. Li Xiaoyi	Chief Executive Officer of Lee’s	Hong Kong